[Debevoise & Plimpton LLP Letterhead]

October 8, 2007

VIA EDGAR AND HAND DELIVERY

Ms. Dana Hartz
Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 3561

Re:	Syncora Holdings Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2007 and
Form 10-Q for the Quarterly Period Ended June 30, 2008
File No. 001-32950

Dear Ms. Hartz:

     This letter acknowledges the receipt by Syncora Holdings Ltd. (the “Company”) of your letter, dated September 25, 2008, relating to its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission (the “Commission”) on March 17, 2008 and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008 filed with the Commission on August 11, 2008.

     As discussed over the telephone with you, the Company’s management team is in the process of implementing the second phase of its strategic plan, including negotiation with the counterparties to Syncora Guarantee Inc.’s credit default swap and financial guarantee contracts. Due to these circumstances, the Company advises the Staff that it expects to file a response to your letter on or before November 20, 2008. The Company also advises the Staff that, to extent it does not disagree with the Commission’s comments and to the extent practicable, it intends to include disclosure responsive to the comments in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.

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     If you have any questions regarding this letter, please do not hesitate to call Steven J. Slutzky at (212) 909-6036 or Mariana França Pereira at (212) 909-6399.

Sincerely,

/s/ Steven J. Slutzky
Steven J. Slutzky

cc:	Elizabeth A. Keys
Syncora Holdings Ltd.